UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VinFast Auto Ltd. (the “Company”) held its extraordinary general meeting of shareholders on May 27, 2026 (the “Extraordinary General Meeting”). As of May 1, 2026, the Company’s record date, there were a total of 2,339,536,010 ordinary shares outstanding and entitled to vote at the Extraordinary General Meeting. At the Extraordinary General Meeting, holders of 2,291,900,385 shares issued and outstanding and entitled to vote at the Extraordinary General Meeting were represented in person or by proxy and, therefore, a quorum was present in accordance with the Company’s Constitution. A brief description of each matter voted upon at the Extraordinary General Meeting and the number of votes cast for, withheld, or against, and the number of abstentions with respect to each matter, as applicable, is attached as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Extraordinary General Meeting Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: May 27, 2026	By:	/s/ Nguyen Thi Van Trinh
		Name:	Nguyen Thi Van Trinh
		Title:	Director

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